centrica

082-04578

RECEIVED

FAX MESSAGE

2008 AUG 11 P 2:42

To:	Office of International Corporation Finance, SEC	**Date:**	5 August, 2008
Fax:	001 202-772-9207	**Ref:**	Stock Exchange Announcement
From:	Secretariat	**No. of pages**	3 (incl. this one)

Please find attached a recently released Stock Exchange Announcement.

Secretariat

[redacted]

08004250

SUPPL

PROCESSED
AUG 13 2008
THOMSON REUTERS

dlw 8/12

Secretariat 2nd Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: 01753 494000 Facsimile: 01753 494019

5 August 2008

Disclosure in accordance with Rule 2.10 of the City Code

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Centrica plc confirms that at the close of business on 4 August 2008, it had 3,709,571,525 ordinary shares of 6 14/81p each in issue. The ISIN reference for the shares is GB00B033F229.

Enquiries:

Centrica Investor Relations: 01753 494900
Centrica Media Relations: 0845 072 8001

centrica

RECEIVED

2008 AUG 11 P 2:22

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

5 August 2008

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

Enc

centrica

FAX MESSAGE

To:	Office of International Corporation Finance, SEC	**Date:**	4 August, 2008
Fax:	001 202-772-9207	**Ref:**	Stock Exchange Announcement
From:	Secretariat	**No. of pages**	4 (incl. this one)

Please find attached a recently released Stock Exchange Announcement.

Secretariat

Secretariat 2nd Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: 01753 494000 Facsimile: 01753 494019

centrica

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

4 August 2008

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

Enc

4 August 2008

Press speculation relating to British Energy

Further to recent press speculation, Centrica confirms that it is in discussions with a third party with a view to Centrica taking a minority ownership position in British Energy, subject to various conditions, including this third party successfully acquiring British Energy and receipt of regulatory clearances.

In the event that the third party does not proceed with an offer for British Energy, or Centrica's discussions with the third party do not result in an agreement, Centrica might consider a number of other alternatives with respect to British Energy.

These alternatives may include proposing to British Energy: long term power off take arrangements, Centrica participating in British Energy's potential new nuclear partnerships or a possible merger of Centrica with British Energy, only if terms could be agreed and if all parties are fully supportive.

Centrica is not in discussions with British Energy with respect to such alternatives and accordingly, for clarificatory purposes as required by Rule 2.4 of the City Code, there can be no certainty that an offer for British Energy will be made nor as to the terms of any such offer.

Enquiries:
Centrica Investor Relations 01753 494900
Centrica Media Relations 0845 072 8001

Under the provisions of Rule 8.3 of the City Code, if any person is, or becomes, "interested" (directly or indirectly) in 1 per cent. or more of any class of "relevant securities" of Centrica or British Energy all "dealings" in any "relevant securities" of that company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which any offer becomes, or is declared, unconditional as to acceptances (or, if implemented by a scheme of arrangement, such scheme becomes effective), lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Centrica or British Energy, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the City Code, all "dealings" in "relevant securities" of British Energy by Centrica or of Centrica by British Energy, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction. A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the City Code, which can also be found on the Takeover Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Takeover Panel.

centrica

FAX MESSAGE

To:	Office of International Corporation Finance, SEC	**Date:**	6 August, 2008
Fax:	001 202-772-9207	**Ref:**	Stock Exchange Announcement
From:	Secretariat	**No. of pages**	**6** (incl. this one)

Please find attached a recently released Stock Exchange Announcement.

Secretariat

Secretariat 2nd Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: 01753 494000 **Facsimile: 01753 494019**

centrica

RECEIVED

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

6 August 2008

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

Enc

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Centrica plc

2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):______________	

3. Full name of person(s) subject to the notification obligation:	AXA S.A., 25 Avenue Matignon, 75008 Paris and its group of companies
4. Full name of shareholder(s) (if different from 3.):	
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	4th August 2008
6. Date on which issuer notified:	5th August 2008
7. Threshold(s) that is/are crossed or reached:	5%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares If possible using	Situation previous to the Triggering transaction	Resulting situation after the triggering transaction

the ISIN CODE	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect
B033F22	186,190,035	186,190,035	76,528,760	76,528,760	103,698,905	2.06	2.80

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
N/A	N/A	N/A	N/A	N/A

Total (A+B)

Number of voting rights	% of voting rights
180,227,665	4.86%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Name of Company/ Fund	Number of Shares	% of issued share capital
AXA Ireland Pension Fund - Indirect	63,688	0.00172
AXA Sun Life plc (fmly Aza Equity & Law Life Assurance Society plc) - Direct	1,932,848	0.05210
AXA Rosenberg – Direct	3,706,000	0.09990
AXA General Insurance Ltd - Direct	18,480	0.00050
Sun Life Unit Assurance Ltd A/c X - Direct	11,502,000	0.31006
Sun Life Unit Assurance Ltd A/c X - Direct	22,842,486	0.61577
AXA UK Investment Co ICVC Global Growth Fund – Indirect	838,380	0.02260
AXA UK Investment Co ICVC Extra Income Fund – Indirect	70,000	0.00189
AXA UK Investment Co ICVC UK Equity Income Fund - Indirect	3,900,000	0.10513
AXA UK Investment Co ICVC UK Growth Fund - Indirect	383,000	0.01032
PPP Healthcare Group plc - Direct	158,710	0.00428
Sun Life Pensions Management Ltd - Direct	222,000	0.00598
Sun Life Pensions Management Ltd - Direct	500,000	0.01348
Sun Life Pensions Management Ltd A/c - Direct	2,600,000	0.07009
Sun Life Assurance Society Plc - Direct	1,042,553	0.02810
AXA Rosenburg - Direct	2,366,076	0.06378
AXA Insurance UK - Direct	398,650	0.01075
AXA UK Group Pension Scheme – Indirect	400,000	0.01078

AXA General Unit Trust – Indirect	1,060,000	0.02857
AXA Financial, Inc - Indirect	35,114,121	0.94658
AXA Colonia Konzern – Direct	164,704	0.00444
AXA Colonia Konzern – Indirect	254,738	0.00687
Sun Life International (IOM) Ltd - Direct	2,250,000	0.06065
AXA France - Indirect	86,782	0.00234
AXA Rosenburg - Indirect	56,496,581	1.52299
AXA Financial, Inc* - Indirect	42,801	0.00115
Sun Life Pensions Management Ltd - Direct	367,175	0.00990
Sun Life Pensions Management Ltd - Direct	36,950	0.00100
Sun Life Unit Assurance Ltd LTAV UK Equity - Direct	900,000	0.02426
Sun Life Unit Assurance Ltd ABL High Alpha - Direct	303,400	0.00818
Sun Life Unit Assurance Ltd FTSE All Share Tracker - Direct	549,439	0.01481
Sun Life Pensions Management LTAV UK Equity - Direct	4,175,322	0.11256
Sun Life Pensions Management ABL High Alpha - Direct	1,626,200	0.04383
Sun Life Pensions Management FTSE ALL Share Tracker - Direct	3,093,213	0.08338
AXA Framlington - Indirect	4,038,494	0.10887
Framlington onshore private clients - Indirect	27,320	0.00074
AXA Winterthur - Direct	11,930,375	0.32161
Axa Sun Life With Profits Passive - Direct	2,515,272	0.06780
Axa Sun Life With Profits Passive – Direct	1,326,907	0.03577
AXA UK Investment Co ICVC UK Distribution OEIC - Indirect	675,000	0.01820
AXA UK Investment Co ICVC Global Distribution OEIC – Indirect	248,000	0.00669
Total Direct	**76,528,760**	**2.06300**
Total Indirect	**103,698,905**	**2.79544**
Total	**180,227,665**	**4.85845**

Proxy Voting:	
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A
13. Additional information:	
14. Contact name:	Chloe Barry

15. Contact telephone number:	01753 494017

centrica

FAX MESSAGE

To:	Office of International Corporation Finance, SEC	**Date:**	7 August, 2008
Fax:	001 202-772-9207	**Ref:**	Stock Exchange Announcement
From:	Secretariat	**No. of pages**	3 (incl. this one)

Please find attached a recently released Stock Exchange Announcement.

Secretariat

Secretariat 2nd Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: 01753 494000 Facsimile: 01753 494019

centrica

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

7 August 2008

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

Enc

Allotment of ordinary shares of 6 14/81 pence in Centrica plc ("**Shares**" and the "**Company**", respectively) by a Person Discharging Managerial Responsibility (**PDMR**) of the Company under its North American Employee Share Purchase Plan ("**NAESPP**").

The Bank of New York, (the "**Administrator**"), notified the Company on 5th August 2008 that the following shares were acquired/ allotted and held on behalf of the following PDMR of the Company under the NAESPP.

	Number of Matching* Shares allotted at 294p/ share on 8 June 2008	Number of Matching* Shares allotted at 311p/ share on 13 July 2008	Aggregate Shares held beneficially (across all accounts following allotment)
Persons Discharging Managerial Responsibility			
Deryk King	117	119	319,541

* The Matching element relates to the Partnership Shares acquired by Deryk King on 8 June 2006 and on 13 July 2006.

The NAESPP operates as follows

- Each month the Administrator uses participants' contributions (which are from 1% to 5% of base salary but may not exceed $10,000 per participant per year) to purchase shares in the market. These shares are called '**Partnership Shares**'. Participants may hold both fractional and whole Partnership Shares.
- For every two Partnership Shares the participants still own after two years, the Company awards one free share. These are called '**Matching Shares**'.
- Participants may change their monthly savings rate whenever they wish. However, Directors and others bound by the Company's Securities Dealing Code (the "**Code**") may not make such a change during a close period or when otherwise prohibited from dealing by the Code.
- The NAESPP is only open to employees of the Company based in Canada and the United States. No other Directors or PDMRs of the Company are participants in the NAESPP.

Julia Foo
Centrica plc
01753 494016

END